EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)

Atlas Energy Resources, LLC
(amounts in thousands except ratios)

Six Months Ended
June 30,
2008

Earnings:
Net income	$75,902
Fixed charges	29,257
Minority interest	38
Income from equity investee	(44)
Interest capitalized	(1,181)
Amortization of previously capitalized interest	90
Total	$104,062

Fixed Charges:
Interest cost and debt expense	$27,868
Interest allocable to rental expense(1)	208
Interest capitalized	1,181
Total	$29,257

Ratio of Earnings to Fixed Charges	3.56x

(1)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.